Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000. Fax: (713) 378-3155

April 7, 2008

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Mr. Donald Abbott

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.
Form 10-K for Fiscal Year Ended August 31, 2007
Filed November 13, 2007
File No. 000-21574

Dear Sirs:

We refer to the recent discussions we have had with Mr. Donald Abbott. As requested, we are responding based on these discussions with Mr. Abbott regarding the filing listed above by Dynacq Healthcare, Inc. (the “Company”).

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 42

1.	The report of Killman, Murrell & Company, P.C. states that the audits were conducted in accordance with the “auditing standards” of the PCAOB, as opposed to “the standards” of the PCAOB. Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB. Please provide us with a revised report by Killman, Murrell & Company, P.C. that complies with paragraph 3 of PCAOB Auditing Standard No. 1.

Response:

We confirm that our future filings will be made in accordance with the revised report of Killman, Murrell & Company, P.C., per our letter of March 27, 2008 in response to Comment #1.

Item 9A. Controls and Procedures, page 71

2.	Please advise your disclosure to state the conclusion of your principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Rule 307 of Regulation S-K.

3.	Please revise your disclosure to state if there has been any change in internal control over financial reporting that occurred during your last fiscal quarter (the fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect your internal control over financial reporting. Please refer to Rule 308 of Regulation S-K.

Response to Comments #2 and 3:

Based on our discussions, we propose the following revised disclosure to Item 9A, which we confirm will be included in our future filings:

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our disclosure controls and procedures over financial reporting as of the end of the period covered by this report, pursuant to Exchange Act Rule 13a-15(e). Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of August 31, 2007, our internal disclosure controls and procedures over financial reporting were effective.

There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal quarter (the fourth quarter in the case of this annual report) or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Previously noted weaknesses have been corrected.

Please do not hesitate to contact me at (713) 378-2000 with any questions or if we may provide you with any additional information. Thank you for your assistance.

Sincerely,

/s/ Philip Chan
Philip Chan
Chief Financial Officer

cc:	Killman, Murrell & Company P.C.
1931 E. 37th Street, Suite 7 Odessa, Texas 79762

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